CREAM MINERALS LTD.

Suite 1400-570 Granville Street

Vancouver, B.C. V6C 3P1

www.creamminerals.com

June 28, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

CREAM MINERALS RESCHEDULES BULK DIAMOND SAMPLING TEST FOR FALL 2006

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) reports that due to a shortage of sampling equipment and delivery problems, the bulk diamond test sampling on the marine licence in Sierra Leone has been unable to proceed as planned, and is now rescheduled for September – October, 2006.

Cream is pleased to announce that it has completed two important road bridges built to national standards for rural roads in Sierra Leone.  The bridges were built as a joint venture with the central communities in the Sewa River Exploration Licence area and are key access requirements for the company and the communities.  Larger vehicles will now be able to drive into the area over the longer term allowing agricultural produce to be trucked from local farms/gardens to market regularly, while Cream will be able to bring in equipment and plant for the bulk sampling programme planned on the Sewa River licence for October-November, 2006.  The communities supplied the labour and construction sand on a sweat equity basis while the Company covered the cost of cement, aggregate, steel and contracting under an agreement between the parties.  An Official Opening of the bridges is planned after the rainy season in late September 2006.

The Sewa River licence is flanked by licences held by Sierra Leone Diamond Company (SLDC) who issued a news release on July 3, 2006, through its AIM listing on the London Stock Exchange, indicating that the average price per carat the Company was anticipating for its Sierra Leone diamond production is approximately US$500.  In early 2006, the Sierra Leone Ministry of Mines had reported that the average price per carat had improved to US$330 per carat.

In the same news release, SLDC indicated a total estimated cost of production at US$15-25 per tonne of gravel processed for its terraces and river locations.  This is a relatively high cost for alluvial mining but using the US$25 cost per tonne with the US$330/ct average diamond price indicates a cut-off grade of about 0.08 cts/t.  The cut-off grade is the grade above which a profit can be made.  The processing costs per cubic meter (rather than per metric tonne), at a typical density of 1.9 g/cc, would therefore be approximately US$47 per cubic meter.

Bulk dredging costs when operating at several thousand cubic meters per day are typically much lower, with direct costs at US$1-2 per cu meter and indirect costs at US$5-10 per cu meter depending on location.  At a US$12 per cubic meter cost for processing, the cut-off grade would be in the order of 0.04 cts/cu meter.  Both the Sewa River and the marine licences being developed by Cream could allow the high volume, lower cost operations.

The contents of this news release have been prepared by Mr. Benjamin Ainsworth, P.Eng., BC, in his capacity as Cream’s “Qualified Person” for the Sierra Leone projects, for the purpose of National Instrument 43-101.

For a full copy the above report or for more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the European Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact Investor Relations

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email: info@creamminerals.com

The above material may contain forward-looking information, as normally defined.

No regulatory authority has approved or disapproved the information contained in this news release.